NEWS RELEASE

BROOKFIELD CONSORTIUM AGREES TO ACQUIRE
O&Y PORTFOLIO

Definitive Agreements Signed to Acquire 100% of
O&Y Properties and O&Y REIT for Approximately C$2 Billion

TORONTO, June 1, 2005 – Brookfield Properties Corporation (BPO:NYSE,TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (“BPO Properties”) (BPP:TSX), today announced that its bidding consortium, which includes BPO Properties and institutional investors, the largest of which is Canada Pension Plan Investment Board (CPP Investment Board), has entered into definitive agreements to acquire all of the shares of O&Y Properties Corporation (“O&Y Properties”) (OYP:TSX) and 100% of the assets and liabilities of O&Y Real Estate Investment Trust (“O&Y REIT”) (OYR.UN:TSX) for a combined total value of approximately C$2 billion.

O&Y Properties is a Canadian commercial real estate company. Its two principal assets are First Canadian Place in Toronto and a 42% ownership interest in O&Y REIT. O&Y REIT owns 24 office properties and O&Y Enterprise, which provides third party management and leasing services to approximately 35 million square feet of properties across Canada. The combined portfolio of the two companies consists of 25 high-quality office properties totaling 9.7 million square feet in six Canadian markets, principally Toronto, Calgary and Ottawa.

Agreement Terms

Under the terms of the respective agreements, the consortium has agreed to acquire:

•	100% of the outstanding common shares of O&Y Properties at C$13.00 per share (which will be reduced by any dividends declared by O&Y Properties, including the dividend of $0.06 per share declared on May 11, 2005). This represents a 36% premium over the 30-day weighted average trading price of the company prior to the February 15, 2005 announcement of the sale process.

•	100% of the assets and liabilities of O&Y REIT, which will subsequently redeem all of its limited voting units for C$15.50 per unit, an 8% premium over the 30-day weighted average trading price of the O&Y REIT prior to February 15, 2005.

BPO Properties will provide 25% of the equity and serve as property and asset manager for the portfolio. It is expected that BPO Properties’ equity investment will total approximately C$200 million. The CPP Investment Board will provide 50% of the equity for the portfolio.

“We are pleased that our consortium was selected as the successful bidder for the acquisition of this major Canadian portfolio of properties. It provides Brookfield with a unique opportunity to expand our asset management activities with leading institutional partners,” said Ric Clark, President & CEO of Brookfield Properties. “In addition, the O&Y portfolio complements our existing portfolio, providing us with additional quality assets in two of our core markets, Toronto and Calgary, and expansion into four new markets.”

“This investment is an important step in the continued diversification of the CPP reserve fund,” said David Denison, President and CEO of the CPP Investment Board. “Real estate investments traditionally have delivered attractive long-term returns that tend to rise with inflation. This is an outstanding portfolio with landmark properties across Canada. We are pleased to be partnered on this transaction with Brookfield Properties, one of North America’s leading real estate companies.”

Support for the Transactions

The Board of Directors of O&Y Properties and the Board of Trustees of O&Y REIT have unanimously agreed to support the Brookfield consortium bid following a competitive bid process initiated in February 2005 and are recommending acceptance of the offers to their respective shareholders and unitholders.

In addition, RHHI LP, which owns approximately 34.1% of the outstanding shares of O&Y Properties on a fully diluted basis, supports the transaction and has irrevocably agreed to vote their shares in favour of the arrangement. In addition, directors and senior management of O&Y Properties, who collectively own approximately 11.7% of the outstanding shares of O&Y Properties on a fully diluted basis, intend to vote their shares in favour of the arrangement.

Offer Approvals

The offer for O&Y Properties is structured as a plan of arrangement under the Ontario Business Corporations Act. It is expected that a special meeting of shareholders will be held within the first two weeks of July 2005 to vote on the proposal.

A meeting of O&Y REIT unitholders is also expected to be held within the first two weeks of July 2005 to approve the sale of the REIT to the Brookfield consortium.

In addition to the usual conditions, including regulatory approval, court approval and other normal third party consents, the transaction is conditional on acceptance of the respective offers by 66 2/3% of O&Y Properties’ shareholders and 66 2/3% of O&Y REIT’s unitholders, together with a majority of the minority of O&Y REIT unitholders. In addition, the transactions are interconditional, requiring both transactions to close at the same time.

If both offers are approved, the transactions are expected to close in mid-July 2005.

Brascan Financial Real Estate Group advised the Brookfield consortium with respect to the transactions with O&Y Properties and O&Y REIT. Morgan Stanley acted as financial advisor to the CPP Investment Board in the transactions.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.

BPO Properties Ltd., 89% owned by Brookfield Properties, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 17 commercial properties and development sites totaling 14 million square feet, including landmark properties such as the Exchange Tower, home of the Toronto Stock Exchange, and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.

CPP Investment Board invests the funds not needed by the Canada Pension Plan (CPP) to pay current pensions. By increasing the long-term value of funds, the CPP Investment Board will help the Canada Pension Plan to keep its pension promise to 16 million Canadians. Based in Toronto, the CPP Investment Board is governed and managed independently of the Canada Pension Plan and at arm’s-length from governments. As of March 31, 2005, the CPP reserve fund had assets of C$81.3 billion. For more information about the CPP Investment Board, visit www.cppib.ca.

O&Y Properties Corporation is a Canadian commercial real estate company that is focused on the ownership, management and development of high-quality office buildings. Directly, and indirectly through its significant interest in O&Y REIT, O&Y Properties owns a portfolio of 25 multi-tenant and government office properties totaling approximately 9.7 million square feet in six Canadian markets, including the 2.7 million square foot Class AAA 72-storey First Canadian Place office complex in downtown Toronto. In addition, through O&Y REIT’s subsidiary, O&Y Enterprise, the company is a leading third-party real estate services provider, specializing in property management and leasing services.

O&Y Real Estate Investment Trust is a closed-end real estate investment trust created to invest in quality office buildings in major markets across Canada. O&Y REIT is a focused office REIT. It owns a national portfolio of 24 high-quality Class A and Class B multi-tenant and government office buildings across Canada totalling 7.0 million square feet and an indirect interest in First Canadian Place, a 2.7 million square foot Class AAA, 72-storey office complex in downtown Toronto. In addition, it owns O&Y Enterprise, one of Canada’s leading third party real estate services providers, specializing in property management and leasing services. O&Y REIT has one class of trust units outstanding which are designated as “Limited Voting Units.”

Contact Information

Brookfield Properties and BPO Properties:	CPP Investment Board:
Melissa Coley	Ian Dale
Tel: 212-417-7215	Tel: 416-868-4068
Email: mcoley@brookfieldproperties.com	Email: idale@cppib.ca

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.